May 19, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mitchell Austin, Esq.

Re:	EIG Investors Corp.
Registration Statements on Form S-3 (File Nos. 333-214689 and 333-236580)

Dear Mr. Austin:

With respect to the above-referenced registration statements (the “Registration Statements”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statements, so that they are declared effective by 5:00 P.M. (Eastern Time) on May 20, 2020 or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statements, EIG Investors Corp. (the “Company”) and each of the guarantors listed in the Registration Statements (“Guarantors” and, together with the Company, the “Registrants”) acknowledge that:

(i)

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve any of the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

(iii)

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mitchell Austin

Securities and Exchange Commission, p.2

Please contact Sandra L. Flow of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2494 or via email at sflow@cgsh.com, as soon as the Registration Statements have been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours, ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.

By:	/s/ Marc Montagner
Name:	Marc Montagner
Title:	Chief Financial Officer

EIG INVESTORS CORP.

BLUEHOST INC.

FASTDOMAIN INC.

CONSTANT CONTACT, INC.

THE ENDURANCE INTERNATIONAL GROUP, INC.

ENDURANCE INTERNATIONAL GROUP – WEST, INC.

DOMAIN NAME HOLDING COMPANY, INC.

as Guarantors

By:	/s/ Marc Montagner
Name:	Marc Montagner
Title:	Chief Financial Officer and Director

HOSTGATOR.COM LLC A SMALL ORANGE, LLC P.D.R SOLUTIONS (U.S.) LLC as Guarantors

By:	/s/ Marc Montagner
Name:	Marc Montagner
Title:	Chief Financial Officer

cc:	Sandra L. Flow, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Lara Mataac, Esq.

Endurance International Group Holdings, Inc.